                       SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549

                              -------------------

                                  SCHEDULE 13D
                                 (RULE 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
                    TO RULE 13d-1(a) AND AMENDMENTS THERETO
                       FILED PURSUANT TO RULE 13(d)-2(a)
                           (AMENDMENT NO. __________)

                             TATHAM OFFSHORE, INC.
                                (NAME OF ISSUER)

                         COMMON STOCK, $0.01 PAR VALUE
     SERIES A 12% CONVERTIBLE EXCHANGEABLE PREFERRED STOCK, $0.01 PAR VALUE
                         (TITLE OF CLASS OF SECURITIES)

                                  876628 10 8
                                 (CUSIP NUMBER)

                                RICK L. BURDICK
                   AKIN, GUMP, STRAUSS, HAUER & FELD, L.L.P.
                        1900 PENNZOIL PLACE--SOUTH TOWER
                              711 LOUISIANA STREET
                             HOUSTON, TEXAS  77002
                                (713)  220-5800
                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)


                                AUGUST 18, 1998
                      (DATE OF EVENT WHICH REQUIRES FILING
                               OF THIS STATEMENT)

         IF THE FILING PERSON HAS PREVIOUSLY FILED A STATEMENT ON SCHEDULE 13G TO REPORT THE ACQUISITION THAT IS THE SUBJECT OF THIS SCHEDULE 13D, AND IS FILING THIS SCHEDULE BECAUSE OF RULE 13d-1(e), 13d-1(f) OR 13d-1(g), CHECK THE FOLLOWING BOX [ ].




                       (Continued on the following pages)

                             Page 1 of 18 Pages

----------------------
CUSIP NO.  876628 10 8              13D                       PAGE 2 OF 18 PAGES
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tatham Brothers Securities, LLC, 76-0580395
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         AF
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBERS OF SHARES         7    SOLE VOTING POWER  20,768,011
    BENEFICIALLY OWNED BY       ------------------------------------------------
            EACH                8    SHARED VOTING POWER  0
          REPORTING             ------------------------------------------------
           PERSON               9    SOLE DISPOSITIVE POWER 20,768,011
            WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         20,768,011 shares of Common Stock
          3,455,444 shares of Series A 12% Convertible Exchangeable Preferred
                    Stock
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES[ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         79.6% of Common Stock
         20.4% of Series A 12% Convertible Exchangeable Preferred Stock
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------
CUSIP NO.  876628 10 8              13D                       PAGE 3 OF 18 PAGES
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Tatham Brothers, LLC, 76-0562645
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Delaware
--------------------------------------------------------------------------------
      NUMBERS OF SHARES         7    SOLE VOTING POWER 0
    BENEFICIALLY OWNED BY       ------------------------------------------------
            EACH                8    SHARED VOTING POWER  0
          REPORTING             ------------------------------------------------
           PERSON               9    SOLE DISPOSITIVE POWER 0
            WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES[ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------
CUSIP NO.  876628 10 8              13D                       PAGE 4 OF 18 PAGES
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         1997 Glenn H. Tatham, III Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS


--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
      NUMBERS OF SHARES         7    SOLE VOTING POWER 0
    BENEFICIALLY OWNED BY       ------------------------------------------------
            EACH                8    SHARED VOTING POWER  0*
          REPORTING             ------------------------------------------------
           PERSON               9    SOLE DISPOSITIVE POWER 0
            WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER  0*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0*
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES[ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------
CUSIP NO.  876628 10 8              13D                       PAGE 5 OF 18 PAGES
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Casey Tatham Trust
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         Texas
--------------------------------------------------------------------------------
      NUMBERS OF SHARES         7    SOLE VOTING POWER 0
    BENEFICIALLY OWNED BY       ------------------------------------------------
            EACH                8    SHARED VOTING POWER  0*
          REPORTING             ------------------------------------------------
           PERSON               9    SOLE DISPOSITIVE POWER 0
            WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER  0*
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         0
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES[ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         OO
--------------------------------------------------------------------------------

----------------------
CUSIP NO.  876628 10 8              13D                       PAGE 6 OF 18 PAGES
----------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Thomas P. Tatham
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                         (b) [X]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

         OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
         ITEM 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------
      NUMBERS OF SHARES         7    SOLE VOTING POWER 0
    BENEFICIALLY OWNED BY       ------------------------------------------------
            EACH                8    SHARED VOTING POWER  0
          REPORTING             ------------------------------------------------
           PERSON               9    SOLE DISPOSITIVE POWER 0
            WITH                ------------------------------------------------
                                10   SHARED DISPOSITIVE POWER  0
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         178,360
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
         SHARES[ ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

         0.68%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

         IN
--------------------------------------------------------------------------------

ITEM 1.  SECURITY AND ISSUER.

         This statement relates to the common stock, par value $0.01 per share and the Series A 12% Convertible Exchangeable Preferred Stock, par value $0.01 per share of Tatham Offshore, Inc. (the "Issuer"), a Delaware corporation. The address of the principal executive office of the Issuer is 7400 Chase Tower, 600 Travis Street, Houston, Texas 77002.

ITEM 2.  IDENTITY AND BACKGROUND.

         (a) This Statement is being filed by Tatham Brothers Securities, LLC, a Delaware limited liability company ("TBSL"), Tatham Brothers, LLC, a Delaware limited liability company ("TBL"), 1997 Glenn H. Tatham, III Trust, formed in Texas ("GT Trust"), Casey Tatham Trust, formed in Texas ("CT Trust") and Thomas P. Tatham, a United States citizen ("Mr. Tatham") (each of the foregoing collectively referred to herein as the "Reporting Persons" and individually as a "Reporting Person"). TBL is the sole Member of TBSL and GT Trust and CT Trust each own a 50% membership interest in TBL. Mr. Tatham has an option exercisable at any time prior to December 31, 2001 to purchase a one-third membership interest in TBL. A copy of an agreement between the Reporting Persons with respect to their joint filing of this Statement is attached hereto as Exhibit 1.

         (b) The principal business address of each of the Reporting Persons is 7400 Chase Tower, 600 Travis, Houston, Texas 77002.

         (c) TBSL owns shares of the Issuer's stock and has the authority to engage in any lawful business for which a limited liability company may be organized under the Delaware Limited Liability Company Act (the "Act"). TBL owns all of the membership interest in TBSL and has the authority to engage in any lawful business for which a limited liability company may be organized under the Act. GT Trust is an irrevocable long-term trust formed to protect and conserve financial resources for the use of the trust's beneficiaries and it owns a 50% membership interest in TBL. CT Trust is an irrevocable long-term trust formed to protect and conserve financial resources for the use of the trust's beneficiaries and it owns a 50% membership interest in TBL. Mr. Tatham serves as Chairman of the Board and Director of the Issuer and has an option exercisable at any time prior to December 31, 2001 to purchase a one-third membership interest in TBL. The name, business address, principal occupation or employment and citizenship of each executive officer, Member and Trustee of TBSL, TBL, GT Trust and CT Trust are listed on Schedule A attached hereto and incorporated herein by reference.

         (d) - (e)        During the last five years, neither the Reporting
Persons nor, to the best of any of their knowledge, any of the persons listed on Schedule A attached hereto, has been (i) convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future





                               Page 7 of 18 Pages
violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

         (f) TBSL is a limited liability company organized under the laws of the state of Delaware. TBL is a limited liability company organized under the laws of the state of Delaware. GT Trust is an irrevocable long-term trust formed in the State of Texas. CT Trust is an irrevocable long-term trust formed in the State of Texas. Mr. Tatham, Chairman and Director of the Board of the Issuer, is a United States citizen.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         On August 18, 1998, TBSL purchased an aggregate of 20,768,011 shares of Common Stock, $0.01 par value and 3,455,444 shares of Series A 12% Convertible Exchangeable Preferred Stock, $0.01 par value of the Issuer for $2.80 per share for Common Stock and $1.86 per share for Series A 12% Convertible Exchangeable Preferred Stock in a private placement. TBSL effected the acquisition of such Shares with funds from a capital contribution of its sole Member, TBL.

ITEM 4.  PURPOSE OF TRANSACTION.

         The Reporting Persons acquired the Common Stock and the Series A 12% Convertible Exchangeable Preferred Stock described in Item 3 as an investment.

ITEM 5.  INTEREST IN SECURITIES OF ISSUER.

         (a) As of August 18, 1998, TBSL beneficially owns 20,768,011 shares of Common Stock and 3,455,444 shares of Series A 12% Convertible Exchangeable Preferred Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A 12% Convertible Exchangeable Preferred Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,280 shares of Common Stock and 16,904,283 shares of Series A 12% Convertible Exchangeable Preferred Stock issued and outstanding as of August 18, 1998).

         In addition, as of August 18, 1998, TBL, as the sole Member of TBSL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, which in the aggregate would consist of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A 12% Convertible Exchangeable Preferred Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A 12% Convertible Exchangeable Preferred Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,280 shares of Common Stock and 16,904,283 shares of Series A 12% Convertible Exchangeable Preferred Stock issued and outstanding as of August 18, 1998).

         As of August 18, 1998, GT Trust, as a Member of TBL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, which in the aggregate would consist of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A 12% Convertible Exchangeable Preferred Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A 12% Convertible Exchangeable Preferred Stock, calculated in accordance with Rule 13d-3





                               Page 8 of 18 Pages
under the Exchange Act (based upon 26,074,280 shares of Common Stock and 16,904,283 shares of Series A 12% Convertible Exchangeable Preferred Stock issued and outstanding as of August 18, 1998).

         As of August 18, 1998, CT Trust, as a Member of TBL, may be deemed to beneficially own all of the shares of Common Stock owned by TBL, which in the aggregate would consist of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A 12% Convertible Exchangeable Preferred Stock, representing 79.6% of the outstanding shares of Common Stock and 20.4% of Series A 12% Convertible Exchangeable Preferred Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,280 shares of Common Stock and 16,904,283 shares of Series A 12% Convertible Exchangeable Preferred Stock issued and outstanding as of August 18, 1998).

         As of August 18, 1998, Mr. Tatham, as the holder of an option, exercisable at any time prior to December 31, 2001, to purchase a one-third interest in TBL, may be deemed to beneficially own 6,922,670 shares of Common Stock and 1,151,815 shares of Series A 12% Convertible Preferred Stock, representing 27.2% of the outstanding Common Stock and 15.9% of the Series A 12% Convertible Preferred Stock, calculated in accordance with Rule 13d-3 under the Exchange Act (based upon 26,074,280 shares of Common Stock and 16,904,283 shares of Series A 12% Convertible Exchangeable Preferred Stock issued and outstanding as of August 18, 1998).

         (b) TBSL has sole voting and dispositive power of the 20,768,011 shares of Common Stock beneficially owned by TBL, GT Trust, CT Trust and Mr. Tatham.

         (c) Within the last 60 days, the Reporting Persons have effected the following transactions:

                 TBSL purchased a total of 20,768,011 shares of Common Stock and 3,455,444 shares of Series A 12% Convertible Preferred Stock on August 18, 1998 for $2.80 per share of Common Stock and $1.86 per share of Series A 12% Convertible Preferred Stock.
                 TBL - none
                 GT Trust - none
                 CT Trust - none
                 Mr. Tatham - none

         (d)     Not applicable.

         (e)     Not applicable.





                               Page 9 of 18 Pages

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         Mr. Tatham has an option, exercisable at any time prior to December 31, 2001, to purchase a one-third membership interest in TBL. TBL has pledged all of its membership interest in TBSL to Mr. Tatham to secure a loan.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1:       Joint Filing Agreement among Tatham Brothers Securities, LLC,
                      Tatham Brothers, LLC, 1997 Glenn H. Tatham,III Trust, Casey Tatham Trust and Thomas P. Tatham.





                              Page 10 of 18 Pages

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  August 21, 1998               Tatham Brothers Securities, LLC

                                      By:  Tatham Brothers, LLC,
                                              its Sole Member

                                      By:      /s/ Ken Hamilton
                                         -------------------------------------
                                           Ken Hamilton
                                           Vice President


Dated:  August 21, 1998               Tatham Brothers, LLC

                                      By:      /s/ Ken Hamilton
                                         -------------------------------------
                                           Ken Hamilton
                                           Vice President


Dated:  August 21, 1998               1997 Glenn H. Tatham, III Trust

                                      By:      /s/ Rick L. Burdick
                                         -------------------------------------
                                          Rick L. Burdick
                                          Trustee

                                      By:      /s/ Glenn Hunter Tatham, III
                                         -------------------------------------
                                          Glenn Hunter Tatham, III
                                          Trustee



Dated:  August 21, 1998               1997 Glenn H. Tatham, III Trust


                                      By:      /s/ Ben T. Morris
                                         -------------------------------------
                                          Ben T. Morris
                                          Trustee





                              Page 11 of 18 Pages

Dated:  August 21, 1998               Thomas P. Tatham


                                      By:      /s/ Thomas P. Tatham
                                         -------------------------------------
                                          Thomas P. Tatham






                              Page 12 of 18 Pages

                                   SCHEDULE A

                         EXECUTIVE OFFICERS AND MEMBERS
                                       OF
                        TATHAM BROTHERS SECURITIES, LLC


NAME & CAPACITY WITH                       PRINCIPAL OCCUPATION
TATHAM BROTHERS                                   AND                            PRINCIPAL
SECURITIES, LLC                               CITIZENSHIP                    BUSINESS ADDRESS
---------------                            --------------------              ----------------
Tatham Brothers, LLC                       Member                            7400 Chase Tower
Sole Member                                Delaware                          600 Travis
                                                                             Houston,Texas 77002


Thomas P. Tatham                           Businessman                       7400 Chase Tower
President                                  United States                     600 Travis
                                                                             Houston, Texas  77002


Dennis A. Kunetka                          Businessman                       7400 Chase Tower
Vice-President,                            United States                     600 Travis
Secretary and Assistant                                                      Houston, Texas  77002
Treasurer

Ken Hamilton                               Businessman                       7400 Chase Tower
Vice President,                            United States                     600 Travis
Treasurer and Assistant                                                      Houston, Texas 77002
Secretary





                              Page 13 of 18 Pages

                         EXECUTIVE OFFICERS AND MEMBERS
                                       OF
                              TATHAM BROTHERS, LLC
                              --------------------


                                           PRINCIPAL OCCUPATION
NAME & CAPACITY WITH                              AND                           PRINCIPAL
TATHAM BROTHERS LLC                           CITIZENSHIP                    BUSINESS ADDRESS
-------------------                        ----------------------            ----------------
1997 Glenn H. Tatham, III Trust            Member                            7400 Chase Tower
Member                                                                       600 Travis
                                                                             Houston,Texas 77002

Casey Tatham Trust                         Member                            7400 Chase Tower
Member                                                                       600 Travis
                                                                             Houston, Texas  77002

Thomas P. Tatham                           Businessman                       7400 Chase Tower
President                                  United States                     600 Travis
                                                                             Houston, Texas  77002


Dennis A. Kunetka                          Businessman                       7400 Chase Tower
Vice-President,                            United States                     600 Travis
Secretary and Assistant                                                      Houston, Texas  77002
Treasurer

Ken Hamilton                               Businessman                       7400 Chase Tower
Vice President,                            United States                     600 Travis
Treasurer and Assistant                                                      Houston, Texas 77002
Secretary





                              Page 14 of 18 Pages

                                    TRUSTEES
                                       OF
                        1997 GLENN H. TATHAM, III TRUST
                        -------------------------------


NAME & CAPACITY WITH              PRINCIPAL OCCUPATION
TATHAM BROTHERS                           AND                                  PRINCIPAL
SECURITIES, LLC                        CITIZENSHIP                          BUSINESS ADDRESS
---------------                   -------------------                       ----------------
Rick L. Burdick                   Attorney                                  1900 Pennzoil Place-
Trustee                           United States                             South Tower
                                                                            711 Louisiana Street
                                                                            Houston,Texas 77002


Glenn Hunter Tatham, III          Businessman                               270 Park Avenue
Trustee                           United States                             21st Floor
                                                                            New York, New York 10017

                                    TRUSTEE
                                       OF
                               CASEY TATHAM TRUST


NAME & CAPACITY WITH              PRINCIPAL OCCUPATION
TATHAM BROTHERS                           AND                                  PRINCIPAL
SECURITIES, LLC                        CITIZENSHIP                          BUSINESS ADDRESS
---------------                   -------------------                       ----------------
Ben T. Morris                     Businessman                               3100 Chase Tower
Trustee                           United States                             600 Travis Street
                                                                            Houston,Texas 77002





                              Page 15 of 18 Pages

                               INDEX TO EXHIBITS

   NUMBER                                        EXHIBIT
   ------                                        -------
     1.*         Joint Filing Agreement among Tatham Brothers Securities, LLC, Tatham Brothers, LLC,
                 1997 Glenn Hunter Tatham, III Trust, Casey Tatham Trust and Thomas P. Tatham.




-------------------------------
* Filed herewith.





                              Page 16 of 18 Pages